BigBear.ai Holdings, Inc.

6811 Benjamin Franklin Drive, Suite 200

Columbia, Maryland 21046

January 23, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Kathleen Krebs

Re:	BigBear.ai Holdings, Inc.

Registration Statement on Form S-3 (Registration No. 333-284303)

Request for Acceleration of Effective Date

To the addressee set forth above:

In accordance with Rule 461 under the United States Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-3 (File No. 333-284303) (the “Registration Statement”) of BigBear.ai Holdings, Inc. (the “Company”).

We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on Monday, January 27, 2025, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling A. Peter Harwich at (212) 906-1899 or Reza Mojtabaee-Zamani at (212) 906-1739.

Thank you for your assistance in this matter.

Sincerely,

BigBear.ai Holdings, Inc.

By:	/s/ Sean Ricker
Name: Sean Ricker
Title: Chief Accounting Officer